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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  STATEMENT ON

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

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                                COACH USA, INC.
                           (NAME OF SUBJECT COMPANY)

                            STAGECOACH HOLDINGS PLC
                                      AND

                               SCH HOLDINGS CORP.
                                    (BIDDER)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   18975L106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 KEITH COCHRANE
                                CHARLOTTE HOUSE
                              20 CHARLOTTE STREET
                                  PERTH PH15LL
                                    SCOTLAND
                          TELEPHONE: +44-1738-442-111
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:
                            MICHAEL O. WOLFSON, ESQ.
                           99 BISHOPSGATE, 21ST FLOOR
                                LONDON EC2M 3YH
                          TELEPHONE: +44-207-422-4000

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     This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D filed on June 18, 1999 (as previously amended and supplemented, the "Schedule 14D-1/13D") relating to the offer by SCH Holdings Corp., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Coach USA, Inc., a Delaware corporation (the "Company"), at a purchase price of $42.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 18, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Purchaser is a subsidiary of Stagecoach Holdings plc, a public limited company organized under the laws of Scotland ("Parent").

     Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-1/13D.

     The Schedule 14D-1/13D is hereby amended and supplemented as follows:

     On June 30, 1999, a press release was issued announcing the early termination of the waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer. The expiration or termination of all waiting periods under the HSR Act is a condition to the Offer, and such condition has now been satisfied. The full text of the press release is set forth in Exhibit 11(a)(11) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(11) Press Release issued on June 30, 1999.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

                                          STAGECOACH HOLDINGS PLC

                                          By: /s/ KEITH COCHRANE

                                            ------------------------------------
                                              Name: Keith Cochrane
                                              Title: Group Finance Director

                                          SCH HOLDINGS CORP.

                                          By: /s/ KEITH COCHRANE

                                            ------------------------------------
                                              Name: Keith Cochrane
                                              Title: President

Date: June 30, 1999

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                                 EXHIBIT INDEX

EXHIBIT                                                                 PAGE
  NO.                             DESCRIPTION                           NO.
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
11(a)(11) Press Release issued on June 30, 1999.......................

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